Exhibit 99.1

Himalaya Shipping Ltd. (HSHP) – Commercial Update

Hamilton, Bermuda, June 13, 2023

In May 2023, the Company achieved average time charter equivalent (“TCE”) earnings of approximately US$28,300 per day, gross1. The Company’s two vessels trading on index-linked time charter earned approximately US$27,400 per day, gross, including average daily scrubber benefits of approximately US$2,500 per day. The Company’s only vessel trading on fixed time charter earned US$30,000 per day, gross.

The Baltic 5TC Capesize Index averaged US$17,773 during May 2023.

For further queries, please contact:
Herman Billung, Contracted CEO
Telephone +47 918 31 590

About Himalaya Shipping Ltd.:

Himalaya Shipping Ltd. is an independent bulk carrier company, incorporated in Bermuda. Himalaya Shipping has four vessels in operation and eight Newcastlemax dry bulk vessels under construction at New Times Shipyard in China. The remaining newbuildings are expected to be delivered by July 2024.

Forward Looking Statements:

This announcement includes forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements  include statements relating to the expected delivery date of our remaining newbuildings under construction and other non-historical statements. These forward-looking statements are based on current expectations or beliefs, and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties, which could cause the actual results to differ materially from those indicated in such forward-looking statements. Such risks include risks relating to the delivery of our remaining newbuild vessels including the timing thereof and other risks, including those set forth under the heading “Risk Factors” in our Registration Statement on Form F-1/A filed with the U.S. Securities and Exchange Commission.  Except as required by law, we undertake no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.

1 Average TCE earnings is a non-U.S. GAAP measure of the average daily revenue performance of a vessel. Average TCE rate, gross, when used by the Company, means time charter revenues and voyage charter revenues excluding address commission, and adjusted from “load to discharge” basis to “discharge to discharge” basis and divided by operational days. Our management believes average TCE revenues can provide additional meaningful information for investors to analyze our fleets’ daily income performance.  Our calculation of such figure may not be comparable to that reported by other companies. Please see Appendix A for reconciliation of this measure to the nearest U.S. GAAP measure.

Appendix A – Reconciliation of Non-U.S. GAAP Measures

Time Charter Equivalent (‘TCE”) Earnings, gross

The following table sets forth a reconciliation of time charter revenues to the average daily TCE earnings, gross (unaudited) for the period presented:

(In millions of U.S. dollars except per day data)	For the one-month period ended May 31, 2023
Time charter revenues	$2.5
Address commission	$0.1
Operating revenues, gross	$2.6

Fleet operational days	93
Average Daily TCE Earnings, gross	$28,300